TELEFAX

Danske Bank

03003933

RECD S.E.C.
FEB 1 9 2003
1086

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

20 February 2003

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	27

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Announcement of the Financial Results 2002 for Danske Bank Group.

SUPPL

Yours faithfully,

Danske Bank
Danske Markets / ALM

RECD S.E.C.
FEB 2 1 2003
1086

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

dw 3/25

12053 2001.12

Danske Bank

Commenting on the results, Danske Bank's chief executive, Peter Straarup, said, "2002 was the year when we completed our merger activities and met the cost targets set – one year ahead of schedule. On balance, Danske Bank had a good year in 2002 despite turbulent market conditions. The Group maintained its core earnings at roughly the level recorded in 2001, primarily as a result of the sound development in banking activities in Denmark and abroad."

Danske Bank

Steen Reeslev

Contacts:

Thursday, February 20, from 2pm
Peter Straarup, Chief Executive, tel. + 45 33 44 01 07
Jesper Ovesen, Chief Financial Officer, tel. + 45 33 44 25 00

Danske Bank

Stock Exchange Announcement no. 04/2003
February 20, 2003

Announcement of financial results

2002

Danske Bank

Danske Bank

Danske Bank Group financial highlights

CORE EARNINGS AND NET PROFIT FOR THE YEAR (DKr m)	2002	2001	2000*	1999	1998
Net interest income from banking activities, etc.	15,658	16,565	15,364	7,474	6,596
Fee and commission income, net	6,112	6,240	6,539	3,813	3,017
Trading income ***	2,698	3,108	2,417	2,026	1,648
Other core income	1,278	1,171	1,135	533	479
Core insurance earnings	1,319	1,223	936	975	920
Total core income	27,065	28,307	26,393	14,821	12,660
Operating expenses and depreciation	15,489	16,275	16,148	9,215	7 750
Core earnings before provisions	11,576	12,032	10,245	5,606	4,910
Provisions for bad and doubtful debts	1,420	1,752	1,100	447	406
Core earnings	10,156	10,280	9,145	5.159	4 504
Profit on sale of subsidiaries	-	240	83	703	-
Earnings from investment portfolios	1,008	870	2,461	459	738
Merger costs	-	-	2,721	-	-
Adjustment of accounting policies and estimates	-	-	265	-	-
Profit before tax	11,164	11,390	8,703	6,321	5 242
Tax	2,922	2,677	2,399	1,293	1,392
Net profit for the year	8,242	8,713	6,304	5,028	3,850
Attributable to minority interests	-	-	57	43	-1

BALANCE SHEET HIGHLIGHTS AT DECEMBER 31 (DKr bn)					
Bank loans and advances	479	476	444	308	241
Mortgage loans	469	448	420	73	62
Bonds and shares	433	356	259	147	140
Due to credit institutions and central banks	320	241	213	158	140
Deposits	428	400	367	266	214
Issued bonds	700	673	563	150	108
Subordinated debt	31	32	30	21	17
Shareholders' equity	60	57	51	30	30
Total assets	1,752	1,539	1,363	701	593

RATIOS AND KEY FIGURES					
Net profit for the year per share**, DKr	11.5	11.9	8.2	9.4	7.5
Net profit for the year as % of average shareholders' equity**	14.0	16.0	11.5	16.4	13.7
Core earnings as % of average shareholders' equity	17.2	18.9	16.8	17.0	15.6
Cost/core income ratio, %	57.2	57.5	61.2	62.2	61.2
Solvency ratio, %	10.5	10.3	9.6	11.0	10.4
Core (tier 1) capital ratio, %	7.6	7.3	6.8	7.4	7.7
Dividend per share, DKr	4.75	4.75	4.40	2.50	1.80
Share price at December 31, DKr	117.4	135.1	141.2	80.9	85.7
Book value per share, DKr	84.8	78.0	70.5	57.5	57.3
Number of full-time employees at December 31:					
Danske Bank and consolidated subsidiaries	16,969	17,564	18,930	12,397	11 691
Non-consolidated subsidiaries (insurance companies)	848	957	976	1,128	1 451

*) Pro forma. For the year 2000, the Danske Bank and RealDanmark groups have been consolidated on a pro forma basis. The core earnings of RealDanmark have been adjusted on an estimated basis to the core earnings model so far used by Danske Bank.

**) Key figures for 2000 are exclusive of merger costs. At the merger "Net profit for the year per share, DKr" was 11.0 and "Net profit for the year as % of average shareholders' equity" was 15.4.

***) Inclusive of net interest income, fees, commissions and securities and foreign exchange income.

Results

The Danske Bank Group realised a net profit of DKr8,242m for 2002, against DKr8,713m for 2001. The pre-tax profit was DKr11,164m compared with DKr11,390m the year before.

Core earnings remained largely unchanged from 2001.

Core income fell by 4% to DKr27,065m.

The significant fall in Danish money market rates and modest activity in the Group's principal markets continued to have an adverse effect on net interest income.

Fee and commission income decreased by 2% to DKr6,112m. This was a modest fall, however, considering the low turnover in the capital markets.

The Group could not maintain trading income at the high level recorded in 2001.

Profits from the sale of property and reversal of reserves for lawsuits increased other core income in 2002.

Core insurance earnings increased by DKr96m to DKr1,319m.

Expenses fell by DKr786m to DKr15,489m - a decline of 5%. The cost/core income ratio fell from 57.5% in 2001 to 57.2% in 2002. Excluding costs of DKr350m incurred in connection with the restructuring of investment banking activities in the fourth quarter, the cost/core income ratio stood at 55.9% and thus almost matched expectations, despite lower income.

The charge for bad and doubtful debts declined by DKr332m to DKr1,420m. Despite economic stagnation, the charge remained low at 0.14% of total loans and guarantees.

At the beginning of 2002, the Group expected core earnings to increase, although at a lower rate than the 12% recorded in 2001. Because of receding interest income, low activity in the capital markets and restructuring costs, core earnings showed a modest fall of 1% to DKr10,156m. The Group toned down its expectations during the year, and the result matched the expectations announced in the nine-month report and the stock exchange announcement "Organisational adjustments at Danske Bank" published in November 2002.

Earnings from investment portfolios were DKr1,008m, against DKr870m in 2001. Investment portfolios in the banking business generated earnings of DKr1,817m. Danica Pension recorded a loss of DKr809m on its investment portfolios, primarily as a result of an inadequate return on investments, making it necessary to postpone the booking of life insurance risk allowance to a later year.

The Group's tax charge for 2002, including tax on loan loss reserves, is calculated to be DKr2,922m, corresponding to a tax rate of 26%.

The increase in the tax charge is attributable primarily to the exceptionally low tax expense in 2001 as a result of a tax credit of DKr700m in connection with prior-year losses incurred by Fokus Bank.

Despite the buyback of own shares, the Group's core (tier 1) capital ratio increased in 2002. This contributed to a fall in the return on equity from 16.0% in 2001 to 14.0% in 2002.

Balance sheet

The total assets of the consolidated Group were DKr1,752bn at the end of 2002, against DKr1,539bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr177bn, against DKr172bn in 2001.

Bank loans and advances stood at DKr479bn at the end of 2002. The loans and advances extended by the Group's Danish banking operation declined by close to DKr6bn, while loans and advances from the other Nordic units increased by DKr13bn, of which DKr5bn was attributable to exchange rate movements. Repo loans and advances to foreign financial institutions increased by DKr12bn. Loans and advances extended in the UK and the USA declined by DKr16bn, of which DKr7bn was attributable to exchange rate movements. Mortgage lending increased by DKr21bn to DKr469bn.

Deposits stood at DKr428bn at the end of 2002, up DKr28bn on year-end 2001. This increase was driven primarily by deposits from large corporate and institutional clients in Denmark and Norway.

The Group's securities portfolio increased by DKr77bn to DKr433bn. The rise was attributable to a growth in holdings of money-market securities issued by the Danish government and Danish mortgage bonds.

Capital and solvency

Shareholders' equity was DKr60bn at the end of 2002. The developments in Group equity, other than retained profits for the year, reflect a positive one-off adjustment of DKr1.4bn to Danica Pension's equity in connection with a shift to a new consolidation policy for insurance companies and the share buyback in the second quarter of 2002, which reduced Group equity by DKr3.0bn.

The share buyback took place in the period from May 13 to June 17, when 20,324,151 shares were repurchased at an average price of DKr147.61. A proposal to cancel the shares will be presented at the upcoming annual general meeting.

The Board of Directors is proposing that the annual general meeting approve a dividend similar to the dividend approved for 2001 of DKr4.75 per Danske Bank share, or a total of DKr3,477m. This amount equals 42% of the net profit for the year, which is in line with the Group's aim to maintain its payout ratio at around 40%.

The solvency ratio at the end of 2002 stood at 10.5%, of which 7.6 percentage points is Group core (tier 1) capital. The share buyback alone reduced the core (tier 1) capital ratio by 0.4 of a percentage point.

Although the Bank repurchased own shares in 2002, its core (tier 1) capital ratio was higher at the beginning of 2003 than the long-term target of 6.5%. During the first six months of 2003, Danske Bank will repurchase own shares of a total market value of DKr2.0bn, which is a modest amount, considering the core (tier 1) capital ratio target. The reason for this cautious approach is, among other things, the uncertainty about the economic conditions. During 2003, the Board of Directors will consider whether to repurchase additional shares, which may contribute to a relatively low volatility in the Danske Bank share price.

CAPITAL AND SOLVENCY (DKr m)	2002	2001
Core capital, less statutory deductions	58,654	55,177
Supplementary capital, less statutory deductions	22,646	23,282
Total capital base, less statutory deductions	81,300	78,459
Total weighted items	774,150	759,658
Solvency ratio, %	10.5	10.3
Core (tier 1) capital ratio, %	7.6	7.3

Supplementary capital amounted to DKr31bn at the end of 2002. As part of the Bank's ongoing refunding, Danske Bank raised a nominal amount of €400m in March by the issue of 13-year notes, which may be called after 10 years. In November, the Bank raised a nominal amount of €500m by the issue of 10-year notes, which may be called after 7 years. In May, the Bank repaid notes of a nominal value of £100m; in July, notes of a nominal value of $100m, and in October, notes of nominal values of DKr506m and $150m.

Incentive programmes

The Group's share-based incentive programmes consist of share options, rights to buy conditional shares and employee shares. The total number of share options allotted for the accounting year 2001 was 1,388,800, of which the Executive Board members received 147,334. The strike price was fixed at DKr140.84.

The number of share options allotted for the 2002 accounting year will be announced at the release of Danske Bank's first-quarter report for 2003.

The number of rights to purchase conditional shares allotted for the accounting year 2001 was 362,906, of which Executive Board members received 10,021. For 2002, DKr40m was expensed to provide for rights to purchase conditional shares.

No funds were expensed to the employee share programme in 2002.

Accounting policies, etc.

The announcement of financial results for 2002 has been prepared in accordance with the rules of the Copenhagen Stock Exchange for issuers of listed securities and the Danish Financial Supervisory Authority's order on the presentation of accounts, etc. by banks. The Group has not changed its accounting policies from those followed in the annual accounts for 2001 apart from the accounting treatment of goodwill on acquisition, which was changed following the implementation of accounting standard No. 18. With effect from January 1, 2002, goodwill on acquisition will be capitalised and amortised over the economic life, however, not exceeding 20 years. Until January 1, 2002, goodwill was written off against equity in the year of acquisition. Since the change affects only acquisitions made after January 1, 2002, and the Group did not make any acquisitions in 2002, there will be no effect on assets and liabilities, shareholders' equity, net profit and cash flows in 2002.

The Danske Bank Group adopted a new consolidation policy for the life insurance companies in 2002. This step was taken in response to a notice from the Danish Financial Supervisory Authority of October 2001 on the interpretation of the contribution principle. A more detailed description is available in Danske Bank's Annual Report for 2002.

The Annual Report is available at www.danskebank.com. The printed version will be available at the beginning of March 2003.

Merger

The merger of Danske Bank and RealDanmark was announced in October 2000 with legal effect from the beginning of 2001. The integration was completed in 2002.

The enlarged Group set itself a number of cost-reduction targets that were to be met by the end of 2003. The merger activities were completed ahead of schedule. Already at the end of 2002, nearly all cost targets were met.

The annual cost savings of DKr2.2bn which had been scheduled for the end of 2003 were thus achieved one year early. In addition, the total annual cost savings of DKr0.7bn planned in Danske Bank and RealDanmark before the merger were also realised by the end of 2002.

The reduction in staff has contributed noticeably to the positive trend in costs. Since the autumn of 2000, the total staff - adjusted for the expansion at foreign units and the employment of trainees - has been cut by 2,700. Moreover, Danske Bank has reached agreements with another 500 employees that they will leave at a later date.

Amalgamations of 136 Danish branches in the same period also contributed significantly to the reduction in costs. The concentration of the Group's bank-related IT activities on a common platform generated considerable savings. Businesses and activities deemed non-core to the Group were disposed of or closed down during 2002.

In connection with the merger, Danske Bank made a commitment to the Danish Competition Board to reduce its ownership share of the Copenhagen Stock Exchange and the VP Securities Services to 15% of the capital and voting rights. This commitment was met in 2002. It also obligated the Group to reduce its holding of the capital and voting rights of the PBS Group (Danish Payment Systems) to 25.9%. In 2002, Danske Bank entered into an agreement in principle with Danmarks Nationalbank on the sale of selected shareholdings in the PBS Group that will reduce Danske Bank's holding in the course of 2003. After this agreement, only the Bank's ownership share in PBS-based international credit card activities needs to be reduced.

Even though the target of annual cost savings of DKr2.9bn has been met, the Group maintains its ambition to continue to enhance efficiency, not only in IT activities but also throughout its operations.

Annual general meeting

The annual general meeting of Danske Bank will be held on Tuesday, March 25, 2003, at 2.00pm at the Tivoli Concert Hall, Tietgensgade 20, Copenhagen, Denmark.

The Board of Directors is proposing that the annual general meeting approve a dividend similar to the dividend approved for 2001 of DKr4.75 per Danske Bank share, or a total of DKr3,477m.

Financial reports

Danske Bank has planned the announcement of financial reports for 2003 to take place on the following dates:

First-quarter Report:	May 6, 2003
Interim Report:	August 21, 2003
Nine-month Report:	October 28, 2003

Business areas

CORE EARNINGS BEFORE PROVISIONS (DKr m)	2002	2001	Index 02/01	Share 2002	Share 2001
Banking Activities	8,155	7,626	107	70%	63%
- Banking Activities, Denmark	5,839	5,461	107	50%	45%
- Banking Activities, International	2,316	2,165	107	20%	18%
Mortgage Finance	2,195	2,240	98	19%	19%
Danske Markets	830	1,146	72	7%	10%
Danica Pension	1,118	1,039	108	10%	9%
Danske Capital	360	490	73	3%	4%
Danske Securities	-476	-312	-	-4%	-3%
Other	-606	-197	-	-5%	-2%
Group total	11,576	12,032	96	100%	100%

Group core earnings before provisions fell by 4% due to the adverse impact of the significant fall in Danish money market rates and restructuring costs of DKr350m incurred as a result of the changes to the Group's investment banking activities.

Core earnings before provisions originating from Banking Activities increased by 7%. This increase was due mainly to cost savings generated in Denmark and to higher revenue from operations in Norway and Sweden.

The general slowdown in capital market activities had a negative effect on earnings, particularly at Danske Capital and Danske Securities. Moreover, earnings at Danske Securities were affected by restructuring costs of DKr350m. As expected, Danske Markets could not maintain the high earnings level of 2001.

The category Other recorded an increased loss, primarily as a result of a lower return on capital not allocated to the business areas and severance payments in 2002 of just over DKr300m not covered by the merger provision.

Banking Activities

BANKING ACTIVITIES (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	13,715	14,101	3,396	3,527	3,401	3,391	3,595
Fee income	5,033	4,941	1,338	1,150	1,313	1,232	1,257
Other income	1,001	759	247	284	236	234	153
Core income	19,749	19,801	4,981	4,961	4,950	4,857	5,005
Operating expenses and depreciation	11,594	12,175	3,061	2,827	2,971	2,735	2,964
Core earnings before provisions	8,155	7,626	1,920	2,134	1,979	2,122	2,041
Total assets (avg.)	510,148	488,245	513,543	501,526	516,359	509,211	492,808
Risk-weighted items (avg.)	430,319	431,953	424,942	425,718	434,701	436,088	435,541
Allocated capital (avg.)	27,971	28,077	27,621	27,672	28,256	28,346	28,310
Core earnings before provisions as % p.a. of allocated capital	29.2	27.2	27.8	30.8	28.0	29.9	2[illegible].8
Cost/core income ratio, %	58.7	61.5	61.5	57.0	60.0	56.3	59.2

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In 2002, Banking Activities accounted for more than two-thirds of the Group's core earnings before provisions. Core earnings before provisions rose by DKr529m on 2001. Core income remained almost unchanged, whilst expenses fell by 5%.

BANKING ACTIVITIES, DENMARK (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	9,792	10,518	2,422	2,487	2,439	2,444	2,635
Fee income	3,981	3,962	1,073	888	1,049	971	981
Other income	797	657	191	233	206	167	197
Core income	14,570	15,137	3,686	3,608	3,694	3,582	3,813
Operating expenses and depreciation	8,731	9,676	2,295	2,078	2,247	2,111	2,235
Core earnings before provisions	5,839	5,461	1,391	1,530	1,447	1,471	1,578
Total assets (avg.)	263,587	267,919	264,074	260,539	268,264	261,476	274,275
Risk-weighted items (avg.)	217,360	216,462	215,891	213,391	217,560	222,696	222,[illegible]95
Allocated capital (avg.)	14,128	14,070	14,033	13,870	14,143	14,475	14,456
Core earnings before provisions as % p.a. of allocated capital	41.3	38.8	39.6	44.1	40.9	40.6	43.7
Cost/core income ratio, %	59.9	63.9	62.3	57.6	60.9	58.9	58.6

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

Core earnings before provisions from Banking Activities, Denmark, showed a positive trend, primarily as a result of the decrease in expenses of 10% compared with 2001.

Core income fell by 4% due to a decline in net interest income triggered by the decrease of almost 2 percentage points in short-term money market rates from 2001. This led to a fall in the direct return on allocated capital and also reduced earnings on the deposit surplus. Changes in rates could not fully compensate for this decline in income.

In spite of the overall economic slowdown in 2002, fee income remained at the level recorded in 2001.

Expenses fell as a result of the ongoing merger of branches, the declining headcount, the conversion of BG Bank's IT systems in 2001 and the conversion of the giro platform in 2002 to the Group's central IT platform. However, the redesign of branch offices led to an increase in expenses in the fourth quarter.

The volume of loans and advances to retail customers was affected by homeowners' tendency to take out home equity loans at a low rate of interest to repay consumer loans and credits.

The merger and the consequential restructuring and closure of branches had been expected to result in a decline in market shares. However, the revenue loss is estimated to be smaller than the loss estimated at the time of the merger.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	3,923	3,583	974	1,040	952	947	960
Fee income	1,052	979	265	262	264	261	276
Other income	204	102	56	51	30	67	-[illegible]4
Core income	5,179	4,664	1,295	1,353	1,256	1,275	1,182
Operating expenses and depreciation	2,863	2,499	766	749	724	624	7[illegible]9
Core earnings before provisions	2,316	2,165	529	604	532	651	463
Total assets (avg.)	246,561	220,326	249,469	240,987	248,095	247,735	218,333
Risk-weighted items (avg.)	212,959	215,490	209,048	212,330	217,121	213,392	213,145
Allocated capital (avg.)	13,842	14,007	13,588	13,801	14,113	13,870	13,654
Core earnings before provisions as % p.a. of allocated capital	16.7	15.5	15.6	17.5	15.1	18.8	13.4
Cost/core income ratio, %	55.3	53.6	59.2	55.4	57.6	48.9	61.2

CORE EARNINGS BEFORE PROVISIONS (DKr m)							
Norway	649	350	177	173	128	171	92
Sweden	321	453	63	46	75	137	131
UK	769	713	164	230	183	192	151
USA	270	288	54	80	66	70	56
Other foreign activities	307	361	71	75	80	81	33
Banking Activities, International	2,316	2,165	529	604	532	651	463

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

Core earnings before provisions from banking activities conducted outside Denmark improved, rising 7% relative to 2001. The increase in earnings came mainly from the positive trend in Norwegian and UK activities. Changes in foreign exchange rates increased expenses by DKr75m.

Norway

Banking Activities, Norway, which operates under the brand name of Fokus Bank and also includes Danske Bank, Oslo Branch, advanced in 2002. Core earnings before provisions increased from DKr350m in 2001 to DKr649m in 2002 as a result of higher core income and reduced expenses. Core income grew by 9% in local currency, while expenses were reduced by 11%.

The positive trend in profits was driven partly by a strong sales performance that created a 10% growth in loans and advances. Growth in lending to retail customers was particularly strong (14%), and Fokus Bank gained a number of new, attractive customers. Corporate lending grew only moderately, partly as a result of the ongoing adjustment of outstandings with customers who did not offer a satisfactory trade-off between return and risk. Over the year, Fokus Bank recorded a significant turnover in the corporate customer base, and it generated a good inflow of new, attractive corporate customers.

Fokus Bank's share of the market was just under 4%.

Expenses went down, primarily because expenses incurred in 2001 included IT integration costs, but also because cost-saving measures were taken in 2002.

In 2002, Fokus Bank increased its activities in the four largest urban areas in Norway. The bank sold off three branches and opened four new branches in the target areas. The number of branches now totals 64. During the year, Danske Bank, Oslo Branch, was merged into the organisation of Fokus Bank to realise market and cost synergies.

Fokus Bank concentrated heavily on its core business, and to this end, the bank introduced an 'open architecture', which means that customers are also offered products from external suppliers, for example, savings and insurance products.

The advantages of being part of the Danske Bank Group were further exploited; for example, access to the joint IT platform allowed Fokus Bank to streamline processes and increase development capacity. Fokus Bank offered new products and solutions to its customers, including cash management and products supplied by other Group subsidiaries.

Sweden

The Swedish retail banking operations made good progress in 2002. Core earnings before provisions declined by DKr132m to DKr321m, however, mainly because of the expenses associated with IT systems upgrading.

Net interest income benefited from slightly improved interest rate margins and sound growth in loans and advances. Fee income also increased. Overall, core income rose by 21% in local currency compared with 2001.

Despite the weak conditions in the Swedish market, loans and advances grew by 11% on 2001 to DKr60bn at the end of 2002. Deposits increased by 15%. The growth in volume was attributable to an increase in facilities with existing customers and an inflow of retail and corporate customers.

The Danske Bank Group's share of the Swedish market advanced to 7% of loans and advances and 3% of deposits.

Expenses - adjusted for exchange rate effects - almost doubled, primarily as a result of an IT project that upgraded the Swedish customer account system to the joint account system with a view to reducing future operating and development costs.

The growing headcount and the developments in the capital markets caused an increase in pension costs of DKr58m in 2002. The opening of new branches also pushed up expenses. The number of branches now totals 46.

The UK

Core earnings before provisions from UK banking activities rose by 8% to DKr769m, primarily as a result of increasing fee income from existing customers and declining expenses. Core income grew by 11% in local currency, while expenses fell by 2%.

The general level of activity in the segments of the UK market in which Danske Bank operates remained low and thus the number of financing transactions declined.

The USA

Core earnings before provisions from US banking activities amounted to DKr270m in 2002, against DKr288m in 2001. This constitutes an increase in core earnings of 11% when the effect of the dollar's depreciation is eliminated.

Lending in the USA is concentrated on businesses trading in the Bank's principal markets in northern Europe and selected global financial institutions. The Bank is reducing facilities with US businesses on an ongoing basis, and since the end of 2000, such facilities have been reduced by almost 55%.

Other foreign banking activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. The fall in core earnings from DKr361m in 2001 to DKr307m in 2002 was attributable mainly to the closure of the branches in Hong Kong and Singapore at the end of the first half of 2001.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	3,054	3,105	847	783	730	694	804
Fee income	175	134	47	41	26	59	60
Other income	241	318	52	56	65	68	109
Core income	3,470	3,557	946	880	823	821	981
Operating expenses and depreciation	1,275	1,317	349	287	337	302	351
Core earnings before provisions	2,195	2,240	597	593	486	519	630
Total assets (avg.)	463,837	454,599	493,242	484,367	475,067	482,549	470,765
Risk-weighted items (avg.)	229,705	214,147	234,173	230,885	228,997	224,748	219,500
Allocated capital (avg.)	14,931	13,920	15,221	15,008	14,876	14,609	14,274
Core earnings before provisions as % p.a. of allocated capital	14.7	16.1	15.7	15.8	13.1	14.2	17.7
Cost/core income ratio, %	36.7	37.0	36.9	32.6	40.9	36.8	35.8

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

Core earnings before provisions amounted to DKr2,195m in 2002, against DKr2,240m in 2001. This decline of 2% was owing to a fall in the return on allocated capital and liquid funds and a slowdown in remortgaging activity compared with 2001. The growing loan portfolio lifted contribution and fee income.

Mortgage Finance cut operating expenses and depreciation by 3% from DKr1,317m in 2001 to DKr1,275m in 2002.

FlexLån® accounted for 55% of loan disbursements in 2002, against 56% the year before. At the end of 2002, FlexLån® accounted for 34% of the mortgage loan portfolio, against 25% at the beginning of the year.

Realkredit Danmark's gross lending totalled DKr110bn, against DKr113bn in 2001.

The Group's market share of total Danish mortgage lending (gross lending) stood at 32.4% in 2002, against 33.0% in 2001. The market share of net new lending fell from 31.6% to 27.7%. The decline in market share concerned primarily the corporate market. It also reflected that Realkredit Danmark was not fully able to maintain its share of total Danish mortgage lending after the remortgaging of loans in the third quarter of 2002.

The mortgage loan portfolio grew to DKr469bn at year-end from DKr448bn at the beginning of the year. Loans to homeowners accounted for 70% of volume growth.

Mortgage bonds issued by Realkredit Danmark after September 1, 1992, are all rated Aaa, the highest possible rating of Moody's Investors Service and the same that applies to Danish government bonds.

The turnover in the housing market was slightly higher than in 2001. The Group's real-estate agency business "home" expanded its activities by extending its business relationships with the Bank and Realkredit Danmark, among other things. At the end of year, the "home" chain had 169 offices, against 165 at the beginning of the year.

Danske Markets

DANSKE MARKETS (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	2,484	1,486	602	733	599	550	258
Fee income	-31	25	-17	-12	2	-4	16
Other income	-669	667	-217	-262	-36	-154	118
Core income	1,784	2,178	368	459	565	392	392
Operating expenses and depreciation	954	1,032	262	233	241	218	251
Core earnings before provisions	830	1,146	106	226	324	174	141
Total assets (avg.)	539,843	374,444	671,036	516,836	510,949	456,468	408,393
Risk-weighted items (avg.)	50,543	48,227	55,619	52,458	48,463	45,295	52,5[illegible]1
Allocated capital (avg.)	3,285	3,135	3,628	3,410	3,150	2,944	3,401
Core earnings before provisions as % p.a. of allocated capital	25.3	36.6	11.7	26.5	41.1	23.6	16.6
Cost/core income ratio, %	53.5	47.4	71.2	50.8	42.7	55.6	64.0

Responsibility for the Group's foreign exchange and fixed-income trading and short-term liquidity rests with Danske Markets. It serves the Group's largest corporate and institutional clients and the Group's retail banking activities from offices in Denmark, Norway, Sweden, Finland, the UK and the USA. Danske Markets also includes Danske Research, the central unit responsible for economic and financial research.

Core earnings before provisions amounted to DKr830m in 2002, against DKr1,146m in 2001.

In general, trading in fixed-income and foreign exchange products was satisfactory, although earnings did not reach quite the same level as in 2001. Owing to the large fluctuations in prices and exchange rates on the financial markets, businesses and investors paid even more attention to the management of their financial risks. This had a positive effect on Danske Markets' sales of derivatives for managing these risks.

Danske Markets maintained its considerable share of the Danish money and foreign exchange markets in 2002 and increased its market share of Danish bond trading towards the end of the year.

The international markets for credit bonds saw considerable volatility, poor liquidity and a substantial widening of credit margins. This resulted in a sharp fall in capital markets activities. Consequently, the debt capital markets activities of Danske Markets did not show a satisfactory trend.

Danske Markets significantly strengthened its position on the Norwegian bond market. Fixed-income and foreign exchange products are distributed by Fokus Bank to its Norwegian customers under the brand name of Fokus Markets.

Operating under the brand name of Danske Consensus, Danske Markets kept its leading position on the Swedish bond market. It increased its market share in a declining market. Trading in Swedish foreign exchange and money market products and derivatives improved on the back of stronger sales efforts towards Swedish customers and intense customer focus on risk management.

Danica Pension

DANICA PENSION (DKr m)	Full year 2002*	Full year 2001	Q4 2002*	Q3 2002*	Q2 2002*	Q1 2002*	Q4 2001
Core insurance earnings	1,319	1,217	379	335	304	301	256
Funding cost, net	-201	-178	-48	-52	-53	-48	-27
Core earnings	1,118	1,039	331	283	251	253	229
Allocated capital	6,311	5,780	6,519	6,285	6,231	6,206	6,0[illegible]2
Core earnings as % p.a. of allocated capital	17.7	18.0	20.3	18.0	16.1	16.3	15.2

*) Calculated in accordance with the new consolidation policy

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica, and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities outlets and Danica Pension's team of insurance agents and pension advisers.

Core earnings at Danica Pension matched expectations, and business in general progressed satisfactorily. The total profit before tax was DKr510m. In core earnings, which amounted to DKr1,319m, a risk allowance of 0.5% of life insurance provisions amounting to DKr850m is included. As a result of the low return on investments, the inclusion of the risk allowance in Danica Pension's accounts has been postponed until a later accounting period and the Group's earnings from investment portfolios were reduced by a corresponding amount.

In 2002, the growth in premiums generated by traditional insurance business and Danica Link was very satisfying. Total gross premiums stood at DKr13.1bn, against DKr11.2bn the year before - an increase of 17%. Traditional insurance business continued to record sound growth in company pension schemes. It is very satisfying that interest in collaborating with Danica Pension is growing steadily.

The trend in sales of *Danica Sundhedssikring* (health care policies) continued to be very positive. The number of policies rose by more than 30% to 40,000 at year-end 2002. To this figure should be added about 15,000 policies for employees of the Danske Bank Group.

The Danica Pension Group posted a return on investments, excluding the unit-linked business, of 3.7% in 2002. The return on equities was negative, while bonds, derivatives and property each generated a positive return. Given the market conditions and the Group's chosen risk profile, the return was acceptable.

Danica Pension's collective bonus potential (bonus reserve) was DKr4.5bn, or 3.2% of life insurance provisions, at the end of 2002. The collective bonus potential declined significantly in 2002. This was because of large equity losses, which meant that the addition of interest to policyholders' savings at the required rate exceeded the return on investments. In connection with life insurance provisions' being recorded at market value, an amount of DKr1.1bn was transferred to the collective bonus potential. As a consequence of the shift to the new consolidation policy, Danica Pension made a one-off adjustment at the beginning of 2002 that reduced the collective bonus potential by DKr1.9bn. At the end of 2002, the collective bonus potential could withstand an additional fall in equity prices of 36%.

Shareholders' equity amounted to DKr11.6bn at the end of 2002, after the adjustment of DKr1.4bn at the beginning of the year upon the change in the rules for calculating the profit at life insurance companies in Denmark issued by the Danish Financial Supervisory Authority.

Danica Pension became the first Danish life insurer to be rated by Standard & Poor's, the international rating agency. In 2002, Danica Pension was rated A+ in the category Insurer Financial Strength, reflecting the company's strong financial position and ability to meet its obligations towards customers.

Considering the modest return on investments in 2002 and muted expectations for future returns, the rate of interest on policyholders' savings has been fixed at 4.5% for 2003, against 5.0% for 2002. The rate of interest on policyholders' savings applies throughout 2003.

Danske Capital

DANSKE CAPITAL (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	-20	30	4	-6	-13	-5	9
Fee income	761	856	174	187	179	221	197
Other income	8	-12	-1	-1	13	-3	-2
Core income	749	874	177	180	179	213	203
Operating expenses and depreciation	389	384	111	79	102	97	87
Core earnings before provisions	360	490	66	101	77	116	116
Total assets (avg.)	2,434	1,699	585	1,980	4,607	2,591	1,982
Risk-weighted items (avg.)	1,104	2,310	1,146	1,198	1,035	1,035	2,562
Allocated capital (avg.)	72	150	74	78	67	67	173
Core earnings before provisions as % p.a. of allocated capital	501.7	326.3	354.5	518.7	457.8	689.7	268.2
Cost/core income ratio, %	51.9	43.9	62.7	43.9	57.0	45.5	42.3
Assets under management (DKr bn)	343	368	343	345	356	374	368

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

Core earnings before provisions declined by 27%, from DKr490m in 2001 to DKr360m in 2002. One of the reasons was that the considerable fall in share prices in 2002, with leading share indices down by 20%-25%, had a negative effect on Danske Capital's earnings foundation. In addition, existing customers reallocated much of their securities holdings from equities into bonds.

Assets under management fell from DKr368bn at the end of 2001 to DKr343bn at the end of 2002. The fall should be seen in the light of the declining market value of the underlying equity portfolios, which accounted for 18% of assets under management.

There was a total net inflow of funds of DKr5.3bn in 2002, of which Danske Private Equity accounted for DKr3.7bn.

The Group raised its market share of unit trust products for retail clients in Denmark to 41% of the total asset value at the end of 2002 and 38% based on net sales in 2002. The increasing market share was generated in particular by larger sales of bond products, caused partly by a continued expansion of the product range of Danske Invest and BG Invest.

In the autumn of 2002, Danske Invest Erhverv launched special corporate funds catering to small and mid-sized businesses. Sales of the units in these funds amounted to DKr1.1bn. There was also an increase in sales of bond products in segments, such as credit and high-yield bonds. These products, which are not based on the same risk/return factors as traditional bond products, are now available to retail customers and thus not reserved only for institutional clients. The total volume of these products rose from DKr5.9bn at the beginning of the year to DKr6.7bn at the end of 2002.

Sales of unit trust certificates to institutional clients were adversely affected by a change in the investment behaviour of some companies in the life and pensions sector which reduced their risk exposure, especially towards equities.

Total client funds under management by the Danske Bank Group, including the management of custody accounts and private banking funds under Banking Activities, amounted to DKr494bn at the end of 2002.

Danske Securities

DANSKE SECURITIES (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	0	-12	0	2	-2	0	12
Fee income	270	316	34	83	88	65	81
Other income	99	184	15	20	30	34	51
Core income	369	488	49	105	116	99	144
Operating expenses and depreciation	845	800	445	157	130	113	261
Core earnings before provisions	-476	-312	-396	-52	-14	-14	-117
Total assets (avg.)	714	1,028	717	607	754	780	718
Risk-weighted items (avg.)	605	814	403	652	631	737	1,487
Allocated capital (avg.)	39	53	26	42	41	48	57
Core earnings before provisions as % p.a. of allocated capital	-	-	-	-	-	-	-
Cost/core income ratio, %	229.0	163.9	908.2	149.5	112.1	114.1	181.3

Until the end of 2002, the investment banking arm of the Group, marketed under the name of Danske Securities, encompassed the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division was also responsible for equity research.

Core earnings before provisions were a negative DKr476m in 2002, of which restructuring costs accounted for DKr350m. The restructuring was a consequence of the decision to transfer corporate finance activities and parts of equity sales and trading and equity research to Danske Markets on January 1, 2003, and to close down the remaining investment banking activities.

As a result of the transfer of activities, Danske Securities' activities in Finland, along with major parts of the sales, trading and research activities in Norway, Sweden and the UK, were discontinued. A number of administrative functions were also closed down. This restructuring adapted the organisation to the general situation in the investment banking market.

The Group continues to offer equity research to institutional and retail customers, but has adjusted its research concept to the market conditions.

Given the market conditions in 2002, corporate finance activities generated a reasonable result, whilst sales, trading and research activities outside Denmark posted an unsatisfactory result again in 2002.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Full year 2002	Full year 2001	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	881	555	197	111	293	280	374
Dividends from shares, etc.	73	273	5	7	51	10	7
Fee and commission income	-26	-23	-1	-7	-11	-7	-7
Net interest and fee income	928	805	201	111	333	283	374
Market value adjustments							
Bonds	1,430	508	333	1,016	580	-499	-331
Shares	-296	-632	281	-447	-209	79	14
Financial instruments, etc.	-703	90	-370	-703	10	360	115
Holdings in associated undertakings	500	223	84	3	409	4	65
Expenses	145	124	44	30	39	32	32
Other operating income	103	0	0	0	103	0	0
Earnings from investment portfolios, banking business	1,817	870	485	-50	1,187	195	205
Earnings from investment portfolios, insurance business	-809	-	-184	55	-580	-100	-
Total	1,008	870	301	5	607	95	205
Total assets (avg.)	141,287	168,558	113,276	132,964	142,593	177,108	184,484
Risk-weighted items (avg.), banking business	32,057	39,084	29,021	30,954	34,462	33,856	36,581
Allocated capital (avg.), banking business	2,084	2,540	1,886	2,012	2,240	2,201	2,378

Total earnings from investment portfolios were DKr1,008m in 2002. This amount has been reduced by a risk allowance of DKr850m which Danica Pension was not able to book in 2002 owing to the low return on investments in the insurance business. If the return on investments in Danica Pension in 2003 permits, an amount corresponding to the postponed risk allowance will be booked under earnings from investment portfolios in 2003 together with the risk allowance for 2003.

The Group's share of the return on investment activities in the insurance group raised earnings from investment portfolios by DKr41m in 2002. For the first six months of the year, the Group's share of the total return on investments in Danica Pension was negative by DKr297m.

In the second half of the year, the Bank applied a consolidation policy according to which earmarked assets amounting to the nominal value of the equity capital formed the basis for calculating the investment return on equity. After the shift in consolidation policy, the earmarked assets could be included directly in the Group's own positions, and the assets were therefore predominantly short-term interest-bearing instruments with a lower average volatility than that of Danica Pension's overall investment portfolio. The return for the second half of the year was DKr338m.

Earnings from investment portfolios in the banking business amounted to DKr1,817m, of which DKr157m stemmed from hedging part of the market risk in the first half of 2002 in Danica Pension.

The return on the Group's own positions after the deduction of funding costs thus amounted to DKr1,805m in 2002, up DKr811m on 2001.

Of this return, the amount attributable to fixed-income positions was DKr1,389m, up DKr101m from the year before. The return was attributable in particular to positive market value adjustments owing to the decline in interest rates over the year and to lower funding rates.

Shares generated total gains of DKr343m, against losses of DKr322m in 2001. Including value adjustment of associated companies, unlisted equities produced a gain of DKr769m in 2002. The Group disposed of its 18.75% ownership share of the card company Europay Norge AS in 2002, posting a profit of DKr186m on the sale. In addition, the Bank reduced its shareholdings in the VP Securities Services and the Copenhagen Stock Exchange to 15%, booking total earnings of DKr103m. Owing to falling equity prices on almost all markets during the year, the Bank recorded a loss of DKr426m on its portfolio of listed shares.

Foreign exchange positions, on the other hand, generated gains of DKr73m, up DKr45m from the year before.

Outlook for 2003

The world economy is expected to remain sluggish in 2003 and interest rates will probably stay low. There is still considerable uncertainty about the timing and strength of the economic recovery on the Group's principal markets in northern Europe.

The Group expects net interest income to stagnate, since margins will be affected by the low interest rates. Moreover, lending activity may be dampened by the cautious investment strategy of many customers.

Fee and commission earnings are expected to edge up in 2003, but much will depend on trends in the financial markets and customer activity.

Core insurance income should improve in 2003, although this will depend on market conditions.

Against this background, total core income should be at roughly the same level as in 2002, but the sluggish European economies and lower interest rates may put downward pressure on core income.

The Group foresees a decline in costs in 2003, in part because some of the cost savings achieved in 2002 will not have their full effect until the 2003 accounting year. Moreover, the Group incurred one-off expenses in 2002.

Provisioning levels will be influenced by overall economic conditions. The Group believes that the quality of its loan portfolio is satisfactory, the current economic stagnation notwithstanding. Therefore, the ratio of provisions to total loans and guarantees is expected to remain low.

Given the subdued activity in the capital markets, the likelihood of continued low interest rates, and the risk that the European economies will remain sluggish, the Group expects core earnings in 2003 to be at roughly the same level as in 2002.

As in previous years, earnings from investment portfolios in the banking and insurance businesses will depend on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to be 29% of pre tax profit.

New accounting provisions that take effect in 2003 require the Group to state unlisted securities at their fair value and capitalise leasehold improvements. The new provisions are expected to increase shareholders' equity at the beginning of 2003 by close to DKr250m, but they are not likely to have a material effect on the result for 2003.

Copenhagen, February 20, 2003

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
CVR-nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income from banking activities, etc.	3,967	3,958	3,810	3,923	4,214
Fee and commission income, net	1,532	1,437	1,570	1,573	1,613
Trading income	607	685	831	575	593
Other core income	249	406	250	373	346
Core insurance earnings	379	335	304	301	265
Total core income	6,734	6,821	6,765	6,745	7,037
Operating expenses and depreciation	4,260	3,725	3,821	3,683	4,069
Core earnings before provisions	2,474	3,096	2,944	3,062	2,968
Provisions for bad and doubtful debts	415	365	254	386	693
Core earnings	2,059	2,731	2,690	2,676	2,270
Profit on sale of subsidiaries	-	-	-	-	6
Earnings from investment portfolios	301	5	607	95	205
Profit before tax	2,360	2,736	3,297	2,771	2,481
Tax	532	656	899	835	752
Net profit for the period	1,828	2,080	2,398	1,936	1,729
Attributable to minority interests	-	-	-	-	-

BALANCE-SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	479	473	495	494	476
Mortgage loans	469	466	458	454	448
Bonds and shares	433	346	324	312	356
Due to credit institutions and central banks	320	290	274	270	241
Deposits	428	419	412	434	400
Issued bonds	700	633	621	623	673
Subordinated debt	31	30	31	35	32
Shareholders' equity	60	62	60	60	57
Total assets	1,752	1,612	1,566	1,554	1,558

Danske Bank

Profit and loss account for Danske Bank Group

[DKr m]	2002	2001
Interest income	70,357	79,787
Interest expenses	51,334	61,181
Net interest income	19,023	18,606
Dividends from shares, etc.	227	441
Fee and commission income	7,390	7,813
Fees and commissions paid	1,335	1,571
Net interest and fee income	25,305	25,289
Securities and foreign exchange income	675	1,563
Other operating income	1,230	1,260
Staff costs and administrative expenses	15,009	15,503
Amortisation, depreciation and write-downs	591	891
Other operating expenses	34	22
Provisions for bad and doubtful debts	1,420	1,752
Income from associated and subsidiary undertakings	1,008	1,446
Profit on ordinary operations before tax	11,164	11,390
Tax	2,922	2,677
Net profit for the year	8,242	8,713
Attributable to minority interests	-	-

Danske Bank

Balance sheet for Danske Bank Group

(DKr m)	2002	2001
ASSETS		
Cash in hand and demand deposits with central banks	17,565	9,566
Due from credit institutions and deposits with central banks	199,620	140,250
Loans and advances	948,346	924,021
Bonds	422,680	343,078
Shares, etc.	9,572	12,357
Holdings in associated undertakings, etc.	1,673	1,421
Holdings in subsidiary undertakings	11,604	9,644
Tangible assets	6,269	6,459
Own shares	732	810
Other assets	132,510	89,864
Prepayments	982	1,112
Total assets	1,751,553	1,539,582
LIABILITIES		
Due to credit institutions and central banks	319,573	241,042
Deposits	427,940	400,491
Issued bonds	699,745	673,454
Other liabilities	210,609	131,927
Deferred income	624	674
Provisions for obligations	1,524	2,126
Subordinated debt	31,210	31,765
Minority interests	9	10
Shareholders' equity		
Share capital	7,320	7,320
Share premium account	-	1,227
Reserve from own shares	732	810
Revaluation reserve	38	50
Brought forward from prior years	47,367	42,448
Appropriated from net profit for the year	4,862	5,236
Total shareholders' equity	60,319	57,091
Total liabilities	1,751,553	1,538,582
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	85,357	91,852
Other commitments	95,768	90,536
Total off-balance-sheet items	181,125	182,388

Profit and loss account for Danske Bank

(DKr m)	2002	2001
Interest income	37,343	44,784
Interest expenses	23,843	31,414
Net interest income	13,500	13,370
Dividends from shares, etc.	196	349
Fee and commission income	6,351	6,908
Fees and commissions paid	1,053	1,322
Net interest and fee income	18,994	19,305
Securities and foreign exchange income	165	1,188
Other operating income	871	891
Staff costs and administrative expenses	11,547	12,071
Amortisation, depreciation and write-downs	508	787
Other operating expenses	27	2
Provisions for bad and doubtful debts	1,312	1,507
Income from associated and subsidiary undertakings	4,528	4,373
Profit on ordinary operations before tax	11,164	11,390
Tax	2,922	2,677
Net profit for the year	8,242	8,713

PROPOSAL FOR ALLOCATION OF PROFITS		
Net profit for the year	8,242	8,713
Brought forward from prior years	-	-
Total amount to be allocated	8,242	8,713
Dividends	3,477	3,477
Profit retained	4,765	5,236
Total allocation	8,242	8,713

Balance sheet for Danske Bank

(DKr m)	2002	2001
ASSETS		
Cash in hand and demand deposits with central banks	11,380	7,477
Due from credit institutions and deposits with central banks	249,655	180,404
Loans and advances	404,387	411,402
Bonds	288,455	235,477
Shares, etc.	9,257	11,752
Holdings in associated undertakings, etc.	1,273	989
Holdings in subsidiary undertakings	44,533	40,202
Tangible assets	4,879	4,967
Own shares	732	810
Other assets	124,312	79,777
Prepayments	879	1,059
Total assets	1,139,742	974,316

	2002	2001
LIABILITIES		
Due to credit institutions and central banks	336,137	269,511
Deposits	394,712	373,705
Issued bonds	125,437	128,034
Other liabilities	191,745	113,883
Deferred income	532	549
Provisions for obligations	358	1,039
Subordinated debt	30,502	30,504
Shareholders' equity		
Share capital	7,320	7,320
Share premium account	-	1,227
Reserve from own shares	732	810
Revaluation reserve	38	50
Brought forward from prior years	47,367	42,448
Appropriated from net profit for the year	4,862	5,236
Total shareholders' equity	60,319	57,091
Total liabilities	1,139,742	974,316

	2002	2001
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	195,361	191,810
Other commitments	88,044	86,537
Total off-balance-sheet items	283,405	278,347

Danske Bank

Capital

MOVEMENTS IN THE CAPITAL OF DANSKE BANK IN 2002 (DKr m)	Beginning of year	Capital reduction	Other additions	Other disposals	End of year
Share capital	7,320	-	-	-	7,320
Share premium account	1,227	-1,227	-	-	-
Reserve for own shares	810	-	-	-78	732
Revaluation reserve	50	-	-	-12	38
Profit brought forward	47,684	1,227	6,318	-3,000	52,229
Total shareholders' equity	57,091	-	6,318	-3,090	60,319

The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 719,314,404 in 2002. At the end of 2002, the number of outstanding shares stood at 711,675,848.

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	2002	2001
Shareholders' equity at January 1	57,091	50,306
One-off adjustments regarding insurance activities	1,369	-
Reduction of own shares	-3,000	-
Capital increase	-	1,321
Reversal of revaluation reserve on sale	-12	-
Net profit for the year	8,242	8,713
Dividends	-3,477	-3,477
Dividends on own shares	97	-
Other	9	372
Shareholders' equity at December 31	60,319	57,091
Minority interests at January 1	10	383
Foreign exchange revaluation	-1	-
Redemption of minority interests	-	373
Minority interests at December 31	9	10

CAPITAL BASE AND SOLVENCY RATIO (DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
Core capital, less statutory deductions	58,654	55,177	59,419	56,021
Eligible subordinated debt and revaluation reserve	29,590	29,835	29,124	29,221
Statutory deduction for insurance subsidiaries	-6,560	-6,208	-6,556	-6,199
Other statutory deductions	-384	-345	-384	345
Supplementary capital, less statutory deductions	22,646	23,282	22,184	22,677
Total capital base, less statutory deductions	81,300	78,459	81,603	78,698
Weighted items				
not included in trading portfolio	700,698	693,499	474,811	488,744
with market risk included in trading portfolio	73,452	66,159	69,100	60,386
Total weighted items	774,150	759,658	543,911	549,130
Core (tier 1) capital ratio, %	7.58	7.26	10.92	10.20
Solvency ratio, %	10.50	10.33	15.00	14.33
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margin of these companies is deducted from the Group's capital base before the capital base is included in the calculation of its solvency ratio. The consequent reduction in the solvency ratio was 0.8 percentage points at the end of 2002 and 0.7 percentage points at the end of 2001.

Cash flow statement for Danske Bank Group

(DKr m)	2002	2001
Net profit for the year	8,242	8,713
Adjustment for non-cash items in the profit and loss account	57	150
Net profit for the year adjusted for non-cash items in the profit and loss account	8,299	8,863
Increase/decrease in working capital		
Loans and advances and amounts due from credit institutions	-59,140	-71,428
Deposits and amounts due to credit institutions	105,980	71,068
Mortgage bonds and other bonds issued	26,290	110,198
Other working capital	16,970	13,949
Total	90,100	123,787
Cash flow from operations	98,399	132,650
Cash flow from investing activities		
Acquisition of business	-	-88
Sale of business	-	520
Tangible fixed assets	-138	-545
Total	·138	-107
Cash flow from financing		
Buyback of own shares	-3,000	-
Subordinated debt	2,296	-1,229
Dividends	-3,477	-3,221
Total	·4,181	-4,450
Cash and cash equivalents, beginning of year	400,334	276,211
Cash and cash equivalents of business acquired	-	-3,969
Increase/decrease in cash and cash equivalents	94,080	128,092
Cash and cash equivalents, end of year	494,414	400,334

Notes to the profit and loss account

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE STATUTORY PRESENTATION OF ACCOUNTS

2002					
(DKr m)	Core earnings	Trading income	Profit on sale	Earnings from investment portfolios	Total*
Net interest income	15,658	2,484	-	881	19,023
Dividends from shares, etc.	154	-	-	73	227
Fee and commission income	6,112	-31	-	-26	6,055
Net interest and fee income	21,924	2,453	-	928	25,305
Trading income/securities and foreign exchange income	2,698	-2,456	-	433	675
Other operating income	1,124	3	-	103	1,230
Staff costs and administrative expenses	14,864	-	-	145	15,009
Amortisation, depreciation and write-downs	591	-	-	-	591
Other operating expenses	34	-	-	-	34
Provisions for bad and doubtful debts	1,420	-	-	-	1,420
Income from associated and subsidiary undertakings	1,319	-	-	-311	1,008
Profit on ordinary operations before tax	10,156	-	-	1,008	11,164

2001					
(DKr m)	Core earnings	Trading income	Profit on sale [1]	Earnings from investment portfolios	Total*
Net interest income	16,565	1,486	-	555	18,606
Dividends from shares, etc.	169	-	-	273	441
Fee and commission income	6,240	25	-	-23	6,242
Net interest and fee income	22,973	1,511	-	805	25,289
Trading income/securities and foreign exchange income	3,108	-1,511	-	-34	1,563
Other operating income	1,003	-	257	-	1,260
Staff costs and administrative expenses	15,379	-	-	124	15,503
Amortisation, depreciation and write-downs	891	-	-	-	891
Other operating expenses	5	-	17	-	22
Provisions for bad and doubtful debts	1,752	-	-	-	1,752
Income from associated and subsidiary undertakings	1,223	-	-	223	1,446
Profit on ordinary operations before tax	10,280	-	240	870	11,390

*) The statutory accounting format of the Danish Financial Supervisory Authority
[1]) Profit on sale of subsidiaries

Core earnings comprise the result of customer-related activities, including the trading portfolio and life business. Earnings from investment portfolios comprise the profits on the proprietary investment portfolios of the banking group and the life business. Shareholders' equity is allocated to core earnings and earnings from investment portfolios of the areas in proportion to their capital requirement.

TELEFAX

Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

20 February 2003

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	27

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Announcement of the Financial Results 2002 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

12055 2001.12

Danske Bank

To the Editor

Danske Bank
Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 11 34
Fax +45 33 44 27 91

February 20, 2003

Danske Bank – net profit of DKr8,242m for 2002

Danske Bank has today announced its results for 2002. The announcement of financial results and the annual report can be viewed at www.danskebank.com/reports. Highlights are shown below:

- The Danske Bank Group recorded a net profit of DKr8,242m for 2002, against a net profit of DKr8,713m for 2001.
- Core earnings remained largely unchanged from 2001.
- Core income fell by 4% to DKr27,065m.
- Expenses fell by 5% to DKr15,489m. The cost/core income ratio fell from 57.5% in 2001 to 57.2% in 2002. Excluding one-off costs of DKr350m incurred in connection with the restructuring of investment banking activities, the cost/core income ratio stood at 55.9%.
- The charge for bad and doubtful debts declined by DKr332m to DKr1,420m and thus remained at a low level.
- Earnings from investment portfolios amounted to DKr1,008m, against DKr870m in 2001.
- The Board of Directors is proposing a dividend of DKr4.75 per Danske Bank share, similar to the dividend approved for 2001.
- Given the subdued activity in the capital markets, the likelihood of continued low interest rates, and the risk that the European economies will remain sluggish, the Group expects core earnings in 2003 to be at roughly the same level as in 2002.

12055 2001.12

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